PUMA BIOTECHNOLOGY, INC.

10880 Wilshire Blvd, Suite 2150

Los Angeles, CA 90024

December 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: SiSi Cheng; Mark Brunhofer

Re:	Puma Biotechnology, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed March 9, 2018

File No. 001-35703

Dear Ms. Cheng and Mr. Brunhofer:

This letter sets forth the response of Puma Biotechnology, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on March 9, 2018 (the “10-K”), contained in your letter dated December 10, 2018.

For convenience of reference, the comment contained in your December 10, 2018 letter is reprinted below in italics and is followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Research and Development Expenses, page 60

1.	In your response to prior comment 2 you indicate that your external research and development costs include legal fees. Please tell us:

•	The nature of these legal fees;

•	The amount of legal fees included in research and development expenses in each of the last three fiscal years and the nine months ended September 30, 2018; and

•	How these legal fees meet the definition of either research or development in ASC 730-10-20 and your consideration of the guidance in ASC 730-10-55-2i.

Response: In response to the Staff’s comment, the Company submits the following:

•

These legal fees were related primarily to the negotiation, preparation and execution of clinical trial agreements with clinical trial sites and with medical affairs contracts related to investigator-sponsored trials, which are part of the Company’s research and development relating to its lead drug candidate, neratinib.

•	The legal fees included in research and development expenses were in the following amounts for the periods indicated:

•	Year ended December 31, 2015: Of $208.5 million in total research and development expenses, which included $99.2 million in external research and development expenses, $1.3 million were legal fees.

•	Year ended December 31, 2016: Of $222.8 million in total research and development expenses, which included $95.0 million in external research and development expenses, $1.2 million were legal fees.

•	Year ended December 31, 2017: Of $207.8 million in total research and development expenses, which included $89.2 million in external research and development expenses, $1.4 million were legal fees.

•

Nine months ended September 30, 2018: Of $126.5 million in total research and development expenses, which included $52.1 million in external research and development expenses, $1.2 million were legal fees.

•

The specific legal fees recorded as research and development expenses meet the definition of research in ASC 730-10-20, since they were related to the negotiation, preparation and execution of clinical trial agreements with clinical trial sites and with medical affairs contracts related to investigator-sponsored trials. All of these activities were related to advancement of the Company’s clinical trials and did not include the types of legal work referenced in ASC 730-10-55-2i, such as the expense related to patent applications or licensing, which the Company recorded as selling, general and administrative expense. This legal expense is a critical component of ASC 730-10-55-1d, as it directly relates to the testing of a drug candidate via the Company’s clinical trials and is required for the Company to gather data to be able to evaluate the efficacy of the drug candidate.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 or me at (424) 248-6500.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

cc:	Maximo Nougues, Chief Financial Officer

Charles Eyler, Senior Vice President, Finance and Administration

Shayne Kennedy, of Latham & Watkins LLP